# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALPS ETF Trust, CIK 0001414040
CUSIP: 00162Q510
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: P.O. Box 328, P.O. Box 328, Denver, Colorado (CO), 80201-0328
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000092230-21-000007
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); sole voting power 46,378; shared voting power 0; sole dispositive power 46,378; shared dispositive power 0; aggregate amount beneficially owned 46,378 (11.6% of the class)

## Item 1. Issuer
Name of issuer: ALPS ETF Trust
Address of issuer's principal executive offices: P.O. Box 328, P.O. Box 328, Denver, COLORADO, 80201-0328.

## Item 2. Person Filing
Name of person filing: Truist Financial Corporation as Parent Holding Company for Truist Advisory Services, Inc. an affiliated Registered Investment advisor
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Advisory Services, Inc. is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 46,378
Percent of class: 11.6%
Sole power to vote or to direct the vote: 46,378
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 46,378
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Edward M. Kwiatkowski, Vice President (11/12/2024)